22 INTERPRETATION AND CONCLUSIONS

22.1 ENVIRONMENTAL STUDIES, PERMITTING AND SOCIAL OR COMMUNITY IMPACTS

The Matupá Project is in the initial stage of environmental licensing and is expected to obtain the main Licenses and Authorizations throughout 2022 and the end of the first half of 2023 to start construction. The Operating License will be required 4 months before the end of the works.

As preventive measures to avoid soil and water contamination, the Project provides for a drainage system (internal and superficial) and a set of structures (sumps) for solid containment and treatment, in the areas of the pit, waste rock pile, dry staking tailings pile, and low grade ore pile for effective water management in the rainy season. In addition, the base of the piles will be lined to avoid any contact of effluents with water courses.

The Matupá Project is not located in sensitive areas such as indigenous lands, territories of traditional populations and settlement projects, nor in areas of Parks, Ecological Reserves, and other Conservation Units. Neither archaeological nor speleological remains were identified in the area of influence of the Project.

Finally, the Environmental Impact Assessment (EIA) concluded that the Matupá Project is environmentally viable, provided that the negative impacts identified are not presented as impediments to the implementation of the Project, and it was well received by the authorities and population of Matupá city and region in the Public Hearing held on May 10, 2022.

22.2 GEOLOGY AND MINERAL RESOURCES

The Matupá Project is located on the prolific Juruena-Teles Pires Gold Province, specifically in the Peixoto de Azevedo District where many gold deposits and occurrences exist.

The mineralization and alteration occurs in Paleo-Proterozoic granitic host rocks (1.87± 12 Ma) belonging to the Matupá Intrusive Suite, including biotite monzogranites and biotite granodiorites both porphyritic (K-feldspar porphyries), derived from oxidized magmas, type I, from calcium-alkaline to sub-alkaline, metaluminous to peraluminous, medium to high potassium and magnesian to slightly ferrous affinity (Assis et al., 2014).

Early potassic Alteration (1.77± 5.7 Ma) was later overprinted by pervasive phyllic alteration. Gold mineralization in the X1 Deposit is mainly associated with strong phyllic alteration represented by coarse muscovite. In the Serrinhas Target, most of the gold mineralization is associated with early potassic alteration.

The X1 Deposit occupies a topographic high point (hill) in the area of the Project and is hosted by the Matupá Intrusive Suite near the contact with the mafic/ultramafic Flor da Serra Suite. The X1 Deposit extends 400 meters along strike from east to west and 150 meters from north to south. The main host rock is porphyritic granodiorite which is intruded by a quartz feldspar porphyry (QFP). Gold occurs in the disseminated form associated with intense phyllic alteration (quartz + muscovite + pyrite) in the QFP. The X1 Deposit strike extension is cut-off by two possibly normal faults which resulted in the exposure of the Deposit to further weathering due to higher topographic relief.

X1 mineralization is mainly the sulfidic type and oxide (saprolite and weathered intrusive) is limited to the weathering profile on top of the hill. The depth of the weathering profile varies between 10 m to 50 m, averaging 30 m.

The Matupá Feasibility Study includes an updated Mineral Resource Estimate for the X1 Deposit, which was completed to incorporate all geological data from previous drilling campaigns at the X1 Deposit since January 2012. The updated Mineral

Resource Estimate is based on the alteration models which encompassed all economic gold mineralization in the X1 Deposit. The alteration models were described as phyllic and early potassic alterations. A high-grade shell model constructed for strong, pervasive, phyllic-alteration grade interpolation was performed separately, with a hard boundary between the phyllic and the strong pervasive phyllic alteration domains. These mineralized domains were analyzed for grade capping and variography, and was interpolated using the ordinary kriging method. Once the block model was completed it was classified into Measured, Indicated, and Inferred Mineral Resources, followed by a Lerchs-Grossman open pit optimization which resulted in the Mineral Resource Estimate presented in Table 22-1.

Table 22-1 - Matupá Gold Project – X1 Deposit Mineral Resource Estimate exclusive of Mineral Reserves.*

Resources Classification	Tonnes (t)	Au (g/t)	Contained Au (oz)	Au Metallurgical Recovery (%)	Ag (g/t)	Contained Ag (oz)
Measured	73,550	0.61	1,440	93.2	2.69	6350
Indicated	343,730	0.61	6,720	93.2	3.39	37,470
Measured + Indicated	417,280	0.61	8,160	93.2	3.27	43,820
Inferred	77,560	0.78	1,950	93.2	1.25	3,120

**Mineral Resources Notes and Assumptions*

1. *The Mineral Resource Estimate has an effective date of December 31, 2024.*
2. *Mineral Resources are exclusive of Mineral Reserves.*
3. *Mineral Resources are not Mineral Reserves and do not have demonstrated economic viability.*
4. *CIM (2014) definitions were used to estimate Mineral Resources. These definitions are consistent with the definitions in S-K 1300.*
5. *The base case cut-off grade for the estimate of Mineral Resources is 0.35 g/t Au.*
6. *The Measured and Indicated Mineral Resources are contained within a limiting pit shell (using US\$1,800 per ounce of gold) and comprise a coherent body.*
7. *A density model based on alteration and rock type was established for volume to tonnes conversion averaging 2.76 tonne/m3.*
8. *Contained metal figures may not add due to rounding.*
9. *Surface topography as of July 31, 2021.*
10. *The Mineral Resource Estimate for the X1 Deposit was prepared by Farshid Ghazanfari, P.Geo., a Qualified Person as that term is defined in S-K 1300.*

The QP is of the opinion that with consideration of the recommendations summarized in Sections 1 and 23 of this TRS, any issues relating to all relevant technical and economic factors likely to influence the prospect of economic extraction can be resolved with further work.

22.3 MINING AND MINERAL RESERVES

22.3.1 DRILLING AND BLASTING

The blasting rock fragmentation studies selected a primary blasting pattern to accomplish the size distribution curve with the following parameters: top size of 600 mm, P_{80} of 250 mm, P50 of 80 mm.

The analysis are based on the X1 orebody rock mass data available compared to the other mining operations, in similar conditions to the rock characteristics and operational conditions.

The distribution size curve analysis presented in this TRS considers a blasting pattern to the ore rocks based on a 5.0-inch blasthole diameter and 410 g/t explosive charge ratio. When compared to the blasting pattern fragmentation analysis reference a blasthole diameter of 5½ inches was chosen for the Matupá Project, which provides an additional safety margin due to the smaller blasthole diameter. The planned bench is 10 m high for the waste rock and 5 m high for the orebody.

In addition to the 410 g/t explosive charge ratio to the ore rock blasting pattern, electronic caps were selected to assure the proper fragmentation for the grinding operation. The grinding costs are much higher than drilling and blasting costs and grinding costs will be even higher if the blasted rock fragmentation is poor. In the waste rock, the explosive charge ratio will be 220 g/t, with non-electric accessories.

Drilling and blasting are based on many empirical aspects, and they can be optimized during operation.

The primary crusher feeding system will be supplied via a Front Wheel Loader, allowing control block size selection and avoiding operational problems with big boulders generated by the primary rock blasting operation in mine, that were not separated by the excavator in the mine by the ROM loading operation phase. After truck transport the ROM will be dumped in the pile, close to the crusher area. The Front End Loader can select the proper block size to be fed in the primary crusher. The operation has an additional block size selection to avoid crusher operational problems.

The volume estimation to block size bigger than 600 mm is around 3% of total ore blasted volume. To break the boulders in the primary crusher yard a hydraulic breaker was selected, bigger than 2.400 kg, mounted onto a hydraulic excavator.

22.3.2 REVERSE CIRCULATION WITH DOWN THE HOLE HAMMER (DTH-RC) RIG FOR GRADE CONTROL

Reverse circulation (RC) drilling has become a standard practice in most of mines worldwide for grade control to support mining reconciliation. The first developments were in Australia in the 1970s. This drilling technique was originally applied as a solution to face drilling difficulties encountered in soft iron ore and oil mineral sands. The first RC drilling equipment were adapted from the United States oil industry and manufactured in Western Australia in 1972 by Bruce Metzke and John Humphries.

A reliable sampling method is necessary to provide good grade control. The grade control system is the way to control the operation and minimize the ore being discarded in the waste dump piles and waste rocks from being fed to the concentration plant.

Complementary to the proper equipment selection for sample collection, it is important to have an experienced team for a quick reaction to grade control changes and to achieve the targets for the existing mineral development from the mineral deposit. A proper grade control system is the way to ensure the profitability to the entire mine project operation. The Qualified Person (QP) responsible for the mining operation disciplines strongly recommends the use of this specific technology.

22.3.3 COSTS

The costs applied are realistic and provide a robust basis to the project economic analysis. The data related to the mine costs are from one actual gold mine in similar mining operation: Aura's Apoena gold mine in MT State. The main source for these costs was the contract, signed on May of 2022, to hire a contractor for Apoena's Ernesto gold mine operation. Also, the rock blasting cost estimates, were from the Ernesto Mine operation.

22.4 METALLURGY AND PROCESSING

The three metallurgical test work campaigns were carried out on samples representing the two main ore types of the Matupá X1 Deposit. The first two campaigns used representative samples for the resources, while the third included two samples representing the LOM for both consolidation and variability assessments. In all three campaigns the test work included dedicated testing for comminution, flotation, gravity concentration, leaching, cyanide destruction, solid-liquid (rheology, sedimentation and filtering), dry stacking, the latter including handling and physical/geotechnical characterization testing.

The third testing campaign included LOM samples representing (a) pay-back period – year 1 to 3 and (b) remaining period – year 4 onwards. The blending between the two ore types used in the consolidation testing was 90% fresh rock and 10% oxide, as predicted by the production plan.

The consolidation test work results indicated a 1% increase in gold recovery by including a gravity concentration stage in the processing circuit, as well as benefits in gold recovery for variability samples. Therefore, the selected process for the Matupá industrial circuit includes gravity concentration and intensive leaching of gravity concentrate, followed by leaching/absorption Leach-Carbon in Leach (L-CIL) route.

The adopted capacity for the Matupá industrial plant was 1.3 Mtpa for a ground product to a P_{80} of 0.125 mm.

The third metallurgical test work campaign resulted in a model for predicting overall gold recovery as a function of gold grade for the entire LOM period.

Even though the ore reserve is not specific for silver, the recovery of such a metal was assessed in the consolidation tests. At present there is no indication that silver would interfere in the extraction and elution method selected for the Matupá Project. As silver recovery represents an opportunity for additional revenue for the Matupá Project it should be further assessed.

The selected method for cyanide neutralization (SO_2/air) resulted in adequate performance according to environmental regulatory specifications. Online reagent control for assessing cyanide neutralization in real time is part of the Matupá Project processing plan.

Even though the LOM blend included 10% of the oxide ore type, the design of thickening and filtering operations was based on higher proportions of oxide ore, which are likely to occur during regular operation.

The adopted method for tailing disposal (dry stacking) will avoid building dedicated dams, together with providing a relatively high rate of recirculated water for the Matupá metallurgical processing plant.

The process criteria and process route selected for the Matupá Project were solidly based on the metallurgical test work conducted, as well as on standard practices of similar industrial circuits.

22.5 CAPITAL AND OPERATING COSTS

Capital and operating costs were estimated for a feasibility study. Total initial project capital costs total US$107M and operating costs are $22.71/t year processed or an average annual expenditure of US$28.73M.

22.6 INFRASTRUCTURE

The designed infrastructure for the Matupá Project meets operational requirements; minor technical recommendations were described for next phase. The Matupá Project infrastructure includes the required access, power supply, water supply, tailings storage, and support facilities to support ore production.

22.7 MARKET STUDIES AND ECONOMIC ANALYSIS

By the time GE21 analyzed the gold market study prepared by World Bank concluded that the demand for gold is growing as investors increase their focus on long-term investments. This causes the price of gold to rise accordingly. However, the key factor that is fueling the demand for the precious metal is a high level of uncertainty observed in the global economy due to the Coronavirus situation and war between Russia and Ukraine.

The financial model adopts the concept of project free cash flow, in which all of the project's cash generation capacity is evaluated by countering this flow with a weighted discount rate ("WACC") which reflects the average cost of sources of funds (cost of equity and third parties). The amounts in the cash flow were expressed in thousand dollars (US$ x 1,000) and on a real basis (without inflation).

Based on the assumptions adopted, the post-tax net present value ("NPV") of Aura Minerals Matupá Gold Project base case scenario amounts to US$ 96,128 million, at a Discount Rate of 5.0%.

The internal rate of return (IRR) is 27,5% and the annual average EBITDA (from year 1 to year 7, full run rate production period) is US$ 40,045 million. Payback after the start-up of operations is 2.04 years. The results of the economic analysis are summarized in Table 22-2.

Table 22-2 - Financial Results Summary.

VALUATION - BASIC PROJECT		
NPV	96,128	US$ x 1.000
IRR	27.5%	
Leveraged IRR	49.9%	
Profitability Index	1.95	
Discounted Payback	4.56	years
Simple Payback (Including Start-Up)	4.29	years
Simple Payback (After Start-Up)	2.04	years
Discont Rate	5.0%	
Invest in the Project?	Yes	

23 RECOMMENDATIONS

23.1 EXPLORATION

In terms of exploration, Aura strongly believes that there is an exploration upside in the Project area to expand and improve the Mineral Resources, and consequently, the future Project's Life of Mine (LOM). Based on this, Aura has increased its mineral rights position in 2020 and 2021 from 28,674 hectares to 62,505 hectares (118% increase). Aura is planning to maintain the aggressive exploration plan started in early 2021 in to 2022 and beyond.

Several 100% owned satellite targets in a 30 km radius of the X1 Deposit have been identified so far, the most advanced is the Serrinhas Target, which is located 27 km from X1 by paved highway. The target consists of 10 km northwestern trending hills with a series of former artisanal small pits, and notable gold anomalies in the soil.

A total of 62 historical, diamond drill holes from the 1990s and 2000s, totaling 9,020 m exist within the Serrinhas Target area. Positive gold intersections are present within these drill holes, indicating the possible existence of near surface mineralization zones. Aura is currently testing those zones with new drilling. Aura is conducting a QA/QC validation program of historical holes, consisting of resampling existing core and a twin-hole program, which will also provide samples for a metallurgical characterization determination. A total of 12,074 m in 54 holes were drilled in Serrinhas, as of the effective date of this TRS.

Continued exploration and drilling are recommended for the Serrinhas Target area to try to further delineate the lithology and mineralization in the area. This recommendation is summarized in Table 23-1 which lists the type of work recommended and the expected costs involved as a proposed exploration budget for 2022 and 2023.

Table 23-1 – 2022-2023 Proposed Exploration Budget.

Activity	Type	Estimated Cost (US$)	DD Drilling (m)	RC Drilling (m)
MATUPÁ				
SERRINHAS (Phase 1): Infill + Extension + Exploration Drilling: Validation, extension and infill of mineralization delineated by historical drilling (MP2 Zone). Geological mapping / sampling and exploration drilling along the remaining gold anomalous trend.	EARLY STAGE	2,500,000	20,000	6,000
SERRINHAS (Phase 2): Infill and step out drilling over the mineralization discovered in the Phase 1.	ADVANCED	2,300,000	22,000	-
Matupá District: Geological Mapping and surface Sampling following by exploration drilling in other satellite early-stage gold target within Aura mineral rights / Concession holding costs	EARLY STAGE	550,000	5,000	4,000
TOTAL MATUPÁ		**3,150,000**	**21,000**	**6,000**

23.2 GEOLOGY AND MINERAL RESOURCES (X1 DEPOSIT)

Matupá Project Feasibility study is limited to the X1 Deposit Mineral Resources at the effective date of this TRS and consequently has a relatively short Life of Mine (LOM).

The X1 Deposit upside is limited as the deposit is constrained by faulted blocks of barren intrusive to the east and west of the known mineralization. Rio Novo drilling (2011-2012) and Aura drilling (2020-2021) was unsuccessful in identifying any

mineralization along strike or in the vicinity of the X1 Deposit so far. Down dip extension of the Deposit is marked by weak phylllic alteration which has resulted in lower grades at depth. Most of the Inferred Mineral Resources are located below the resource pit, therefore converting these Mineral Resources to Measured and Indicated classifications are not recommended at this time. The amount of Inferred Resource within the optimized pit is small in volume and not material to the Project. Therefore, additional infill drilling within the resource pit not recommended at this time, and it can be performed during ramp up to production.

However, in the opinion of the QP, the additional satellite deposits such as Serrinhas as described in this section need to be verified and further explored to increase the Life of Mine (LOM) of the Matupá Project. The Serrinhas Target has the potential to double up the existing Mineral Resources for the Matupá Project and could be a significant material change for the Project.

Below are further recommendations that need to be considered regarding the geology and Mineral Resources of the X1 Deposit exclusively:

- **Further bulk density measurements need to be done on altered and saprolite zones by measuring the moisture. Dry densities need to be determined on additional samples with different levels of weathering profiles and preferably on larger sample sizes.**
- **Relogging of some of the previous drill holes especially in higher grade part of the X1 Deposit for purpose of modeling the mafic dykes to incorporate into the Mineral Resource model as a separate mineralized domain, if this is possible.**
- **Re-assaying of silver values for selected drill holes (preferably using existing pulps) by Fire Assay method.**
- **Further re-sampling of drill holes related to Mineração Santa Elina (MSE) drill campaigns need to be done, especially for drill holes with elevated sulfur grade in the west part of the X1 Deposit which hosts most of the contained ounces.**
- **The post mineralization fault zones need to be mapped in detail on the surface, their motions need to be understood and tied in to drill holes, if it possible, to construct a 3-D model of all fault zones.**
- **A mineralogical study using TIMA_X and QEMSCAN by SGS Canada is recommended for the X1 Deposit to understand the relationship between the gold and copper and also determine gold liberation in both strong and weak phyllic alteration zones.**

23.3 MINERAL RESERVE ESTIMATION

EDEM considers the Geotechnical information, at this stage, enough to start the mining operation, but it is important to start the operation with an experienced, and dedicated, geotechnical team to assure a good geotechnical monitoring program to give a good support to all the operations. The geotechnical team must be able to, eventually, revise the Matupá Open Pit mining plan according to the mine operation requirements.

An electronic dispatch is highly recommendable for all the operation control, including mining operation contractors.

EDEM recommends a constant oxidized ore blending to be fed in the plant at 10% of the total ore. This blending policy is recommended for all of the mine life (LOM).

Create a low-grade ore stock, in a separated ore pile, to be fed in the last months of the LOM operation period.

23.4 MINING METHOD

- **EDEM recommends grade control drilling with Down-The-Hole reverse circulation drills to support the grade control engineering.**
- **The grade control drilling, to feed the initial concentration plant operation, must be done to complete the mining medium term plan modeling before starting feeding the plant. Afterwards, continuing the grade control drilling and mining model updates to have the grade control engineering carefully studied in advance**
- **Bulldozer size for the mining operation is recommended to be heavier than 35 tonne or bigger; similar to a CAT D8.**
- **EDEM recommends having one Wheel tractor, similar to a CAT 824, for every three units of hydraulic excavator to complement the grader work and to keep the loading fronts clean and prepared for a proper loading trucks operation. Alternatively, but not as efficiently, consider using a bulldozer, similar to a CAT D6, because it is easier to find them in the Brazilian market.**
- **As the ROM transport is the most expensive operation unit when considering the total rock exploitation, it is recommended to have an extra capacity for the loading fleet, and for all the equipment fleets, that affect the ROM transport operation, assuring the trucks are in good operational condition.**
- **An electronic dispatch system is highly recommended for all operational control.**

23.5 MINERAL PROCESSING AND METALLURGICAL TESTING

Changes that occur between the Basic Project and the Detailed Project must comply with a change management protocol, auditable and with risk assessments considering aspects of the production process, environmental and occupational safety. The risks and their interrelatedness with the different Project disciplines must be identified and a mitigation plan drawn up.

In the Executive Project phase, the commissioning, startup (ramp up) and operation training plans must be developed. These plans must be ready at the end of construction as well as the qualified team properly trained according to the manuals and practices for each operation unit.

Tests for control loops and interlocks for all operations, especially for grinding, must be exhaustively performed in order to identify and cover all possible deficiencies and failures of interlocks, response times, and control loop adjustments - PID.

It is recommended to have a process team, already working in the final phase of construction, for the development of geometallurgical studies to predict the results and conduct operational adjustments.

The predicted make-up water consists of raw water, with low hardness, for use in elution, reagent preparation, cooling systems, sealing, and dedusting. The reuse of water accumulated in effluent treatability ponds from the piles and pit must have its chemical and physical characteristics, such as hardness, evaluated before its application, especially for possible replacement of raw water during periods of drought.

A critical step that must be carefully evaluated is the dry deposition of the tailings (low humidity). This operation will demand that the dosage of reagents and monitoring of the residual content of CNwad be under control in real time, guaranteeing the efficiency of the Detox - SO_2/air treatment, in order to guarantee compliance with occupational and environmental parameters.

The bullion produced by the Matupá industrial operation will have silver in its composition. The predicted amount of recovered silver is three to four times the recovered gold amount. Such an assessment was based on the samples tested in the consolidation phase as representative of the LOM. A silver recovery model was developed as a function of silver grade in the plant feed. The additional cost for producing the silver will only occur in the bullion refining phase. Risk assessment should refer to the taxation

of CFEM (Financial Compensation for Mineral Exploration) and any royalties due. This situation derives from the lack of declaration of silver from ore reserves, which contrasts with silver production. It is thus recommended to anticipate evaluations and negotiations with ANM, for avoiding legal issues.

23.6 RECOVERY METHODS

Relevant recommendations regarding recovery methods were previously described in Section 23.5 together with mineral processing and metallurgical testing issues.

23.7 ENVIRONMENTAL STUDIES, PERMITTING AND SOCIAL OR COMMUNITIES IMPACTS

The recommendations for licensing, environmental and social management of the Matupá Gold Project are presented below:

- **Strong monitoring of all stages of licensing with SEMA-MT to obtain the licenses and ancillary authorizations necessary for the installation and operation of the Matupá Project;**
- **Prepare a Physical Financial Schedule for all stages of licensing, with all environmental and social studies and plans required for all licenses/authorizations until the issuance of the Installation License to minimize construction delays;**
- **Intensify social studies and mapping of stakeholders to support the social management of the enterprise;**
- **Mining planning must verify the possibility of segregating waste rock material with sulfide contents up to 1%;**
- **Once the mining activities are started, a program to evaluate the potential for generating acidity under field conditions should also be started;**
- **Avoid the use of materials from mineralized areas, especially waste rock, in works until the conclusion of the Acid Mine Drainage tests;**
- **Conduct studies to evaluate mixing zones in**
- **courses adjacent to waste rock piles, tailings, low-grade ore, and pit for managing the release of effluents from them;**
- **Water and sediment monitoring (baseline) should be intensified, in order to obtain consistent and sufficient pre-operational data for the assessment of base metal levels;**
- **Discussions about water management or treatment should remain on the agenda, composing an effluents management plan from the piles and mine;**
- **Evaluate the possibility of reusing the wastewater from the piles in order to reduce the demand for new water;**
- **The waters from the pit operation should be considered in the ongoing assessments on water management, as they will probably require some type of treatment and/or management; and**
- **Preventive engineering measures should be adjusted according to the results of acid drainage potential studies.**

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25 RELIANCE ON INFORMATION PROVIDED BY THE REGISTRANT

This TRS has been prepared by Aura. The information, conclusions, opinions, and estimates contained herein are based on:

- Information available to the QPs at the time of preparation of this TRS.
- Assumptions, conditions, and qualifications as set forth in this TRS.
- Data, reports, and other information supplied by Aura and other third party sources.

For the purpose of this TRS, the QPs have relied on ownership information provided by Aura in a legal opinion dated March 14th , 2025 entitled Aura Minerals -Overview of the operations in Brazil. The QPs have not researched property title or mineral rights for the Matupá Project as we consider it reasonable to rely on Aura's legal counsel who is responsible for maintaining this information.

The QPs have relied on Aura for guidance on applicable taxes, royalties, and other government levies or interests, applicable to revenue or income from Matupá Project in the Executive Summary and Section 19.

The QPs have taken all appropriate steps, in their professional opinion, to ensure that the above information from Aura is sound.

26 SIGNATURE PAGE

Technical Report Summary on the Feasibility Study for the Matupá Gold Project, Matupá Municipality, Mato Grosso, Brazil

Prepared for

Aura Minerals 360 Mining
78 SW 7th STREET, MIAMI FLORIDA 33131 USA

By: /S/ Farshid Ghazanfari Signed in Burlington, Canada on March 25, 2026

Farshid Ghazanfari, P.Geo.
2135 Heidi Ave. Burlington, Ontario
Canada, L7M 3P4

By: /S/ Luiz Pignatari Signed in Sao Paulo, Brazil on March 25, 2026

Luiz Eduardo Pignatari, P.Eng.
493-apto42 Av.Jacutinga, São Paulo
Brazil, CEP 04515-030

By: /S/ Homero Delboni Jr., Signed in Sao Paulo, Brazil on March 25, 2026

Homero Delboni Jr. PhD - MAusIMM - Chartered Professional (Metallurgy)
755 Alameda Casa Branca, São Paulo, SP
Brazil, 01408-001